First Quarter Report – 2009

Consolidated Statements of Earnings

(US dollars in millions, except for share and per share amounts – Unaudited)
		Three Months Ended March 31
	Note	2009	2008
Revenues		$624.8	$626.7
Operating expenses		258.6	258.5
Depreciation and depletion		126.3	111.2
Earnings from mine operations		239.9	257.0
Corporate administration (1)		30.0	25.1
Exploration		8.1	12.5
Earnings from operations		201.8	219.4
Other income (expenses)
Interest and other income (expenses)		(0.3)	9.7
Interest expense and finance fees		(0.5)	(5.6)
Share of income of equity investee		-	3.8
Gain (loss) on foreign exchange	8(b)	116.7	(66.6)
Gain (loss) on non-hedge derivatives, net	8(a)	1.0	(31.6)
Gain (loss) on securities, net	8(a)	0.3	(1.5)
Gain on disposition of Silver Wheaton shares		-	292.5
Dilution gains (loss)	11	(0.7)	2.1
		116.5	202.8
Earnings before taxes and non-controlling interests		318.3	422.2
Income and mining taxes	10	(27.1)	(183.6)
Non-controlling interests	11	(0.3)	(9.1)
Net earnings		$290.9	$229.5
(1)Stock based compensation expense (a non-cash item) is included in corporate administration	12(b)	$9.5	$4.4

Net earnings per share
Basic		$0.40	$0.32
Diluted	12(d)	0.40	0.32

Weighted average number of shares outstanding (000’s)	12(d)
Basic		729,751	709,296
Diluted		733,226	714,758

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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First Quarter Report – 2009

Consolidated Balance Sheets

 (US dollars in millions – Unaudited)
	Note	March 31 2009	December 31 2008
Assets
Cash and cash equivalents	14	$260.8	$262.3
Marketable securities	8(a)	16.2	10.1
Accounts receivable		201.1	178.6
Income and mining taxes receivable		12.8	15.6
Future income and mining taxes		4.3	3.3
Inventories and stockpiled ore		258.5	226.2
Other	4	63.2	66.2
Current assets		816.9	762.3
Mining interests	5	17,316.2	17,062.5
Deposits on mining interest expenditures		203.6	230.8
Goodwill		761.8	761.8
Stockpiled ore		87.1	92.6
Investments	8(a)	120.4	71.9
Other	6	22.4	26.9
		$19,328.4	$19,008.8
Liabilities
Accounts payable and accrued liabilities		$278.8	$294.0
Income and mining taxes payable		191.4	-
Future income and mining taxes		26.1	181.5
Current portion of long-term debt	7	9.1	-
Current liabilities		505.4	475.5
Income and mining taxes payable		22.0	28.0
Future income and mining taxes		3,092.2	3,203.9
Long-term debt	7	95.0	5.3
Reclamation and closure cost obligations		274.3	273.1
Other		22.2	12.7
		4,011.1	3,998.5
Non-controlling interests	11	51.1	51.2
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12	12,647.5	12,625.2
Retained earnings		2,495.0	2,237.0
Accumulated other comprehensive income	13	123.7	96.9
		2,618.7	2,333.9
		15,266.2	14,959.1
		$19,328.4	19,008.8

Commitments and contingencies (notes 8(b) & 16)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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First Quarter Report – 2009

Consolidated Statements of Cash Flows

 (US dollars in millions – Unaudited)
		Three Months Ended March 31
	Note	2009	2008
Operating Activities
Net earnings		$290.9	$229.5
Reclamation expenditures		(4.2)	(3.2)
Items not affecting cash
Depreciation and depletion		126.3	111.2
Stock based compensation expense	12(b)	9.5	4.4
Share of income of equity investee		-	(3.8)
Unrealized loss (gain) on non-hedge derivatives	8(a)	(0.9)	23.5
Loss (gain) on securities, net	8(a)	(0.3)	0.9
Gain on disposition of Silver Wheaton shares		-	(292.5)
Dilution gains (loss)	11	0.7	(2.1)
Future income and mining taxes		(1.8)	108.6
Non-controlling interests	11	0.3	9.1
Unrealized loss (gain) on foreign exchange and other	8(b)	(117.2)	53.5
Change in non-cash working capital	14	(5.2)	(22.8)
Cash provided by operating activities		298.1	216.3
Investing Activities
Expenditures on mining interests	15	(260.2)	(194.7)
Deposits on mining interest expenditures	15	(94.2)	(124.4)
Proceeds from disposition of Silver Wheaton shares, less cash		-	1,505.1
Purchase of securities	8(a)	(21.5)	-
Other		0.3	(0.5)
Cash provided by (used in) investing activities		(375.6)	1,185.5
Financing Activities
Debt borrowings	7	204.0	-
Debt repayments	7	(105.0)	(645.0)
Common shares issued, net		10.4	40.4
Dividends paid to common shareholders		(32.9)	(31.9)
Cash provided by (used in) financing activities		76.5	(636.5)
Effect of exchange rate changes on cash and cash equivalents		(0.5)	(7.2)
Increase (decrease) in cash and cash equivalents		(1.5)	758.1
Cash and cash equivalents, beginning of period		262.3	510.8
Cash and cash equivalents, end of period		$260.8	$1,268.9

Supplemental cash flow information (note 14)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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First Quarter Report – 2009

Consolidated Statements of Shareholders’ Equity

(US dollars in millions, shares in thousands – Unaudited)
	Common Shares
	Shares	Amount	Share Purchase Warrants	Stock Options	Retained Earnings	Accumulated Other Comprehensive Income	Total
At January 1, 2008	708,351	11,772.8	42.0	115.6	890.1	158.1	12,978.6
Stock options exercised and restricted share units issued and vested	5,667	152.2	-	(48.4)	-	-	103.8
Fair value of stock options and restricted share units issued and vested	-	-	-	40.4	-	-	40.4
Shares, options and warrants issued in connection with the acquisition of Gold Eagle	15,582	536.6	8.0	6.0	-	-	550.6
Dividends declared	-	-	-	-	(128.7)	-	(128.7)
Net earnings	-	-	-	-	1,475.6	-	1,475.6
Other comprehensive income	-	-	-	-	-	(61.2)	(61.2)
At December 31, 2008	729,600	12,461.6	50.0	113.6	2,237.0	96.9	14,959.1
Stock options exercised and restricted share units issued and vested (note 12(b))	557	16.3	-	(5.4)	-	-	10.9
Fair value of stock options and restricted share units issued and vested (note 12(b))	-	-	-	11.4	-	-	11.4
Dividends declared	-	-	-	-	(32.9)	-	(32.9)
Net earnings	-	-	-	-	290.9	-	290.9
Other comprehensive income	-	-	-	-	-	26.8	26.8
At March 31, 2009	730,157	12,477.9	50.0	119.6	2,495.0	123.7	15,266.2

Shareholders’ equity (note 12)

Accumulated other comprehensive income (note 13)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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First Quarter Report – 2009

Consolidated Statements of Comprehensive Income

(US dollars in millions – Unaudited)
	Three Months Ended March 31
	2009	2008
Net earnings	$290.9	$229.5
Other comprehensive income (loss):
Gain (loss) on available-for-sale securities, net of tax expense of $6.0 million (2008 – $6.9 million)(note 8(a))	26.8	(5.2)
Adjustment arising from disposition of Silver Wheaton shares	-	(17.7)
Non-controlling interests	-	(1.3)
Other comprehensive income (loss)	26.8	(24.2)
Comprehensive income	$317.7	$205.3

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2009

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/zinc project in Mexico, the Cochenour expansion at Red Lake mine, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At March 31, 2009 Goldcorp also owned a 66% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, except as described in note 3. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2009 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal mining properties of Goldcorp and their geographic locations at March 31, 2009, are listed below:

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, Gold Eagle

Porcupine Mine (“Porcupine”)	Canada	100%	Consolidated	Porcupine mine, Hollinger project

Musselwhite Mine (“Musselwhite”)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”)	Canada	66%	Consolidated	Mt Milligan and certain other Canadian exploration interests

Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture

San Dimas Mine (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mine
Los Filos Mine (“Los Filos”)	Mexico	100%	Consolidated, except for El Limón which is accounted for by the equity method	Los Filos and Nukay mines and El Limón gold project

Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture

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First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine (in reclamation)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

All intercompany transactions and balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2009

On January 1, 2009, the Company adopted the Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supercedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC – 174 did not result in a material impact on the Company’s consolidated financial statements.

Accounting policies to be implemented effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted. The Company is currently considering early adoption of these sections, which requires that all three sections be adopted at the same time.

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First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

4.	OTHER CURRENT ASSETS

	March 31 2009	December 31 2008
Current derivative assets (note 8(a))	$1.0	$-
Prepaid expenses and other	13.0	13.6
Sales/indirect taxes recoverable	49.2	52.6
	$63.2	$66.2

5.	MINING INTERESTS

	March 31, 2009			December 31, 2008
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mining properties	$16,106.3	$(882.1)	$15,224.2	$15,872.6	$(792.5)	$15,080.1
Plant and equipment	2,617.2	(525.2)	2,092.0	2,448.2	(465.8)	1,982.4
	$18,723.5	$(1,407.3)	$17,316.2	$18,320.8	$(1,258.3)	$17,062.5

A summary by property of the net book value is as follows:

	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	March 31 2009	December 31 2008
Red Lake	$364.9	$2,120.2	$2,485.1	$288.8	$2,773.9	$2,773.0
Porcupine	67.2	191.0	258.2	172.8	431.0	441.5
Musselwhite	66.2	149.0	215.2	131.2	346.4	337.3
Éléonore gold project	-	807.0	807.0	-	807.0	805.3
Terrane	-	194.1	194.1	-	194.1	189.5
Wharf	14.7	-	14.7	6.0	20.7	21.5
Marigold	50.5	115.8	166.3	38.4	204.7	206.4
San Dimas	21.1	-	21.1	1.3	22.4	18.9
Los Filos	296.1	169.1	465.2	263.5	728.7	723.5
El Sauzal	126.2	108.4	234.6	11.3	245.9	272.4
Peñasquito (a)(b)	-	8,629.0	8,629.0	883.5	9,512.5	9,314.7
Mexican exploration projects	-	167.3	167.3	-	167.3	167.3
Alumbrera	353.1	-	353.1	198.5	551.6	566.1
Marlin	463.0	263.3	726.3	65.0	791.3	802.3
Cerro Blanco	-	48.0	48.0	3.2	51.2	47.6
Corporate and other	-	-	-	26.5	26.5	23.3
	$1,823.0	$12,962.2	$14,785.2	$2,090.0	$16,875.2	$16,710.6
Investments accounted for using the equity method
Pueblo Viejo (c)	-	351.2	351.2	-	351.2	262.1
El Limón project (c)	-	87.8	87.8	2.0	89.8	89.8
	-	439.0	439.0	2.0	441.0	351.9
	$1,823.0	$13,401.2	$15,224.2	$2,092.0	$17,316.2	$17,062.5

(a)	Included in the carrying amount is capitalized interests during the three months ended March 31, 2009 in the amount of $nil (three months ended March 31, 2008 - $1.4 million).

(b)	During the three months ended March 31, 2009, the Company capitalized $1.9 million relating to stock options vested during the period (three months ended March 31, 2008 - $nil).

(c)
The equity investments in these exploration/development stage properties have no current operations. The carrying amounts represent the fair values of the properties at the time they were acquired, plus subsequent expenditures which have been invested in property development.

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Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

6.	OTHER LONG-TERM ASSETS

	March 31 2009	December 31 2008
Reclamation deposits	$4.6	$4.8
Sales/indirect taxes recoverable	10.2	11.3
Other	7.6	10.8
	$22.4	$26.9

7.	LONG TERM DEBT

	March 31 2009	December 31 2008
$1.5 billion revolving credit facility (a)	$95.0	$-
C$40 million non-revolving term loan (b)	9.1	5.3
	104.1	5.3
Less: current portion of long-term debt	9.1	-
	$95.0	$5.3

(a)
The credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio. At March 31, 2009, the Company had $95.0 million outstanding under this facility.

(b)
On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane's long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan Project. At March 31, 2009, Terrane had C$11.5 million outstanding under 90 day Bankers Acceptances with a weighted average effective interest rate of 0.85%. This amount is classified as current liabilities at March 31, 2009.

(c)	Letters of credit outstanding and secured deposits as at March 31, 2009 totaled $204.9 million (December 31, 2008 - $201.3 million).

8.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities

The Company’s financial instruments at March 31, 2009 and December 31, 2008 consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, current and long-term debt, and foreign currency and heating oil forward purchase contracts.

The carrying amounts of cash, short-term money market investments, accounts receivable and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

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First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Marketable securities and investments

The Company’s investments in warrants, classified as held-for-trading, and marketable securities and investments in equity securities classified as available-for-sale are recorded at fair value.  Fair values for marketable securities and investments in equity securities are quoted market prices.  Fair values for investments in warrants are determined using the Black Scholes option pricing model.  The balances outstanding for these instruments as at March 31, 2009 and December 31, 2008 and the mark-to-market gains for the three months ended March 31, 2009 and 2008 are as follows:

	March 31 2009	December 31 2008
Marketable securities
Marketable securities – available-for-sale	$16.2	$10.1

Investments
Equity securities – available-for-sale	$118.9	$70.7
Warrants – held-for-trading	1.5	1.2
	$120.4	$71.9

Three months ended March 31	2009	2008
Available-for-sale	Mark-to market gains in OCI	Mark-to-market gains in OCI
Marketable securities	$6.1	$1.6
Investments in equity securities	26.7	0.1
	$32.8	$1.7
Future tax expense in OCI	(6.0)	(6.9)
	$26.8	$(5.2)

Three months ended March 31	2009	2008
Warrants – held-for-trading	Gains in net earnings	Gains (losses) in net earnings
Realized losses, net of tax	$-	$(2.9)
Unrealized mark-to-market gains
Investments	0.3	1.6
Future tax recovery	-	(0.2)
	0.3	1.4
	$0.3	$(1.5)

During the three months ended March 31, 2009, the Company invested $21.5 million in equity securities (three months ended March 31, 2008 - $nil).

A net gain of $0.3 million on securities was recognized during the three months ended March 31, 2009, comprised of $0.3 million of unrealized mark-to-market gains (three months ended March 31, 2008 – net loss of $1.5 million, comprised of $2.9 million realized losses and $1.4 million of mark-to-market gains) relating to the Company’s investments in warrants.

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Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Derivative instruments

(i)	Foreign currency, heating oil and copper forward purchase contracts

During the three months ended March 31, 2009, the Company entered into Canadian dollar and Mexican peso forward purchase and collar contracts to purchase the respective foreign currencies at pre-determined US dollar amounts. At March 31, 2009 foreign currency derivative contracts outstanding were as follows:

1.	Canadian dollar forward purchase contracts to sell $45.0 million at 1.27 to the US dollar;

2.	Canadian dollar options held to sell $24.0 million at 1.25 to the US dollar;

3.	Canadian dollar options written to buy $24.o million at 1.29 to the US dollar; and

4.	Mexican peso forward purchase contracts to sell $27.0 million at 14.80 to the US dollar.

During the three months ended March 31, 2009, the Company also entered into heating oil forward purchase contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At March 31, 2009, the Company had outstanding forward contracts to purchase 1.6 million gallons of heating oil at $1.42 per gallon that settle between May 2009 and January 2010.

These contracts meet the definition of derivatives and do not meet the criteria for hedge accounting.  As a result, they are marked-to-market and measured at fair value at the end of each period with changes to fair value included in earnings for the period. The fair values of foreign currency contracts are determined based on various market variables, including the foreign exchange forward curves, exchange rate volatility and the risk-free interest rate.

During the three months ended March 31, 2008, the Company entered into copper forward purchase contracts to manage its exposure to copper price volatility, which were all settled prior to December 31, 2008. These contracts met the definition of derivatives and did not meet the criteria for hedge accounting. As a result, they were marked-to-market and measured at fair value at the end of each reporting period with changes to fair value included in earnings for the period. The fair values were determined by reference to published copper prices in an active market.

At March 31, 2009, the fair value of derivative contracts outstanding and the gains included in earnings for the three months then ended are as follows:

	March 31 2009	December 31, 2008
Current derivative assets, included in other current assets (note 4)	$1.0	$-
Current derivative liabilities(a)	(0.1)	-
	$0.9	-

(a)	included in Accounts payable and accrued liabilities.

Three months ended March 31	2009	2008
Realized gains (losses) on matured contracts	$0.1	$(8.1)
Unrealized mark-to-market gains (losses) on outstanding contracts and reversal of mark-to-market losses (gains) on matured contracts	0.9	(23.5)
Gain (loss) on non-hedge derivatives, net	$1.0	$(31.6)

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First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(ii)	Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at March 31, 2009 or December 31, 2008.

(b)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents and derivative assets.  To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at March 31, 2009 is considered to be negligible. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. The foreign currency and heating oil forward purchase and collar contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk at March 31, 2009 is as follows:

	March 31 2009	December 31 2008
Cash and cash equivalents	$260.8	$262.3
Accounts receivable	201.1	178.6
Current derivative assets (note 4)	1.0	-
	$462.9	$440.9

49 | GOLDCORP

Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three months ended March 31, 2009, the Company generated operating cash flows from continuing activities of $298.1 million (three months ended March 31, 2008 - $216.3 million).

At March 31, 2009, Goldcorp held cash and cash equivalents of $260.8 million (December 31, 2008- $262.3 million) and had working capital of $311.5 million (December 31, 2008 - $286.8 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At March 31, 2009, the amount outstanding under this credit facility was $95.0 million. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. At March 31, 2009, the amount outstanding was C$11.5 million ($9.1 million).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2009:

	March 31, 2009					December 31, 2008
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$278.7	$-	$-	$-	$278.7	$294.0
Current derivative liabilities (note 8(a))	0.1	-	-	-	0.1	-
Debt re-payments (principal portion)	9.1	-	95.0	-	104.1	5.3
Capital expenditure commitments	245.0	36.6	-	-	281.6	294.1
Minimum rental and lease payments	2.1	2.9	2.9	12.7	20.6	11.4
	$535.0	$39.5	$97.9	$12.7	$685.1	$604.8

At March 31, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $204.9 million (December 31, 2008 - $201.3 million).

In the opinion of management, the working capital at March 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2009 with a focus on bringing Peñasquito to commercial production in January 2010 and further developing Pueblo Viejo are forecasted to be $1.05 billion. These expenditures will be funded partly by cash flows from operations including sales of pre-commercial production at Peñasquito, available funding under the $1.5 billion credit facility and an anticipated project financing loan of $1.0 billion for Pueblo Viejo ($400.0 million – Goldcorp’s share).

For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito and are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

50 | GOLDCORP

First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Market Risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk.  Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. At March 31, 2009, the Company had $3.0 billion of future income tax liabilities which arose from the acquisitions of Glamis and Placer Dome assets in 2006 and of Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in net earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at March 31, 2009:

March 31, 2009	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current portion of long term debt		Future income tax liabilities
Canadian dollar	$3.5	$12.6	$(169.6)	$(82.4)		$(9.1)	$(842.7)
Mexican peso	22.8	94.0	3.0	(129.9)		-	(2,120.4)
Argentinean peso	2.5	33.4	1.0	(32.3)		-	(17.0)
Guatemalan quetzal	1.0	11.6	-	(12.5)		-	(5.2)
	$29.8	$151.6	$(165.6)	$(257.1)	$	(9.1)	$(2,985.3)

December 31, 2008	Cash and cash e quivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Long term debt	Future income tax liabilities
Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	-	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	-	(139.3)
Guatemalan quetzal	1.2	11.2	-	(13.3)	-	(4.6)
	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the three months ended March 31, 2009, the Company recognized a gain of $116.7 million on foreign exchange (three months ended March 31, 2008 – loss of $66.6 million). Of this amount, $121.4 million resulted from the translation of future income taxes denominated in currencies other than US dollars (three months ended March 31, 2008 - $56.6 million foreign exchange loss). Based on the above net exposures at March 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $200.1 million increase or decrease in the Company’s after-tax net earnings for the three months then ended.

51 | GOLDCORP

Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

During the three months ended March 31, 2009, the Company entered into Canadian dollar and Mexican peso forward purchase and collar contracts to purchase the respective foreign currencies at pre-determined US dollar amounts (note 8(a)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents. Presently, all of the Company’s credit facilities are at floating interest rates.  The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the three months ended March 31, 2009 on its outstanding borrowings was 0.80%. At March 31, 2009, a 10% increase or decrease in this interest rate would result in a nominal decrease or increase in the Company’s after-tax quarterly net earnings.  The average interest rate earned by the Company during the three months ended March 31, 2009 on its cash and cash equivalents was 0.23%.  A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax quarterly net earnings.

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.  Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in the price of gold, silver and copper would result in a $28.4 million increase or decrease in the Company’s after-tax quarterly net earnings.

The Company has a policy not to hedge gold sales. The Company’s Risk Management Policy does allow for base metal hedging.   At March 31, 2009, the Company has not entered into any contracts relating to the management of its exposure to future base metal production and prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity.  A 10% increase or decrease in diesel fuel market prices would result in a $1.8 million decrease or increase in the Company’s after-tax quarterly net earnings. During the three months ended March 31, 2009, the Company entered into heating oil forward purchase contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price.  In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual diesel consumption.

Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

52 | GOLDCORP

First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

9.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mining properties and support any expansionary plans.

The capital of the Company consists of amounts included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

The Company expects its current capital resources which includes anticipated project financing for Pueblo Viejo and projected free cash flow from continuing operations to support further exploration and development of its mining properties.

53 | GOLDCORP

Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

10.	INCOME AND MINING TAXES

	Three Months Ended March 31
	2009	2008
Current income and mining tax expense	$184.2	$75.0
Future income and mining tax expense (recovery)	(157.1)	108.6
	$27.1	$183.6

Income tax expense for the three months ended March 31, 2009 and 2008 differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes and non-controlling interests.  These differences result from the items noted below:

	Three Months Ended March 31
	2009	2008
Earnings before taxes and non-controlling interests	$318.3	$422.2
Canadian federal and provincial income tax rates	30.91%	31.45%
Income tax expense based on Canadian federal and provincial income tax rates	98.4	132.8
Increase (decrease) attributable to:
Tax on disposition of Silver Wheaton shares	-	155.9
Foreign exchange on future income tax liabilities	(37.5)	17.8
Non-deductible expenditures	5.3	1.0
Lower statutory tax rates on earnings of foreign subsidiaries	(9.0)	(103.9)
Provincial mining taxes	9.7	4.7
Resource allowance	(3.7)	(1.4	) )
Change in valuation allowance	(5.1)	(7.4)
Change in reserves for uncertain tax issues	(13.0)	3.0
Impact of reduction in tax rates on future income taxes	(1.3)	(7.8)
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	(10.2)	-
Other	(6.5)	(11.1)
Income tax expense	$27.1	$183.6

11.	NON-CONTROLLING INTERESTS

	Silver Wheaton	Terrane	Total
At January 1, 2008	$403.3	$46.3	$449.6
Increase in non-controlling interests	-	4.5	4.5
Share of net earnings	7.3	0.4	7.7
Disposition of Silver Wheaton shares	(410.6)	-	(410.6)
At December 31, 2008	-	51.2	51.2
Decrease in non-controlling interests	-	(0.4)	(0.4)
Share of net earnings	-	0.3	0.3
At March 31, 2009	$-	$51.1	$51.1

54 | GOLDCORP

First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

In January 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008. The amount renounced is reduced from share capital as share issue costs which resulted in a decrease in non-controlling interests of $0.4 million and a reversal of previously recognized dilution gain of $0.7 million.

12.	SHAREHOLDERS’ EQUITY

At March 31, 2009, the Company had unlimited authorized common shares and 730.2 million common shares issued and outstanding. Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share purchase warrants

At March 31, 2009, the Company had a total of 9.2 million warrants outstanding (December 31, 2008 – 9.2 million). Of the 9.2 million warrants outstanding, 8.4 million, which were issued in 2006, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share and expire on June 9, 2011. These warrants are trading on the Toronto Stock Exchange and New York Stock Exchange. The remaining 0.8 million warrants outstanding which were issued pursuant to the acquisition of Gold Eagle in 2008, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share and expire on June 26, 2011.

(b)	Stock options and Restricted share units

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options, with a maximum exercise period of five years, to be granted to employees and officers. Of the 12.8 million stock options outstanding at March 31, 2009, 10.3 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 120,000 stock options during the three months ended March 31, 2009 which vest over 3 years, are exercisable at C$37.82 per option, expire in 2016 and have a fair value of $1.6 million at the date of grant. The Company issued 50,000 restricted share units (“RSU’s”) during the three months ended March 31, 2009 which vest over 2 years and have a fair value of $1.5 million at the date of issuance.

The amounts representing stock options and RSU’s vested during the three months ended March 31 and credited to shareholders’ equity are as follows:

	Three Months Ended March 31
	2009	2008
Goldcorp	$11.4	$2.8
Terrane	-	0.5
Silver Wheaton	-	1.1
	$11.4	$4.4

Of the $11.4 million for the three months ended March 31, 2009, $1.9 million relates to the development of Peñasquito and is capitalized and included in the carrying amount of the mining property (note 5). The remaining $9.5 million (three months ended March 31, 2008 – $4.4 million) is recorded as stock based compensation expense and included in corporate administration.

55 | GOLDCORP

Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

A summary of changes in outstanding stock options is as follows:
	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2008	14,025	$22.12
Granted	4,520	39.77
Issued in connection with the acquisition of Gold Eagle	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78
At December 31, 2008	13,271	$28.85
Granted	120	37.82
Exercised	(525)	25.23
Cancelled	(84)	33.73
At March 31, 2009	12,782	$29.05

The following table summarizes information about the options outstanding at March 31, 2009:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$3.25	89	$ 3.25	0.9	89	$ 3.25	0.9
$8.06 – $10.45	304	10.45	1.2	304	10.45	1.2
$12.52 – $15.00	498	12.74	1.6	498	12.74	1.6
$16.87 – $19.23	2,508	18.73	5.7	2,508	18.73	5.7
$21.01 – $24.66	206	23.85	4.8	146	23.62	4.1
$25.71 – $28.84	2,811	25.86	6.6	1,734	25.95	5.7
$30.55 – $34.39	1,934	31.50	6.7	1,207	31.50	6.4
$37.82 – $39.77	4,432	39.72	4.2	-	-	-
	12,782	$ 29.05	5.2	6,486	$ 22.09	5.2

(c)	Employee share purchase plan

The Company’s Employee Share Purchase Plan allows Goldcorp employees to purchase the Company’s shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company matches 50% of these contributions. Compensation expense, representing the Company’s contributions measured based on the market price of the underlying shares at the date of contribution, was $0.9 million for the three months ended March 31, 2009 (three months ended March 31, 2008 - $0.9 million).

56 | GOLDCORP

First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(d)	Diluted earnings per share

Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2009	2008
Basic weighted-average number of shares outstanding	729,751	709,296
Effect of dilutive securities:
Stock options	3,042	5,231
Restricted share units	388	231
Share purchase warrants	45	-
Diluted weighted-average number of shares outstanding	733,226	714,758

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the underlying exercise prices exceeded the average market value of the common shares of C$36.80 for the three months ended March 31, 2009 (three months ended March 31, 2008 – C$39.08):
	Three Months Ended March 31
(in thousands)	2009	2008
Stock options	4,432	-
Share purchase warrants	8,439	8,439

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31 2009	December 31 2008
Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Mark-to-market gains (losses) on available-for-sale marketable securities and investments, net of tax of $6.0 million (December 31, 2008 - $nil) (note 8(a))	21.8	(5.0)
	$123.7	$96.9

57 | GOLDCORP

Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31
	2009	2008
Change in non-cash operating working capital
Accounts receivable	$(22.0)	$6.9
Income and mining taxes receivable	(7.5)	1.6
Inventories and stockpiled ore	(23.4)	(17.6)
Accounts payable and accrued liabilities	(7.4)	(14.1)
Income and mining taxes payable	48.3	37.6
Other	6.8	(37.2)
	$(5.2)	$(22.8)

Operating activities included the following cash payments
Interest paid	$0.4	$6.9
Income and mining taxes paid	$10.5	$32.1

Cash and cash equivalents are comprised of:

	March 31 2009	March 31 2008
Cash	$96.3	$64.2
Short-term money market investments	164.5	1,204.7
	$260.8	$1,268.9

58 | GOLDCORP

First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

15.	SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.
	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Three Months Ended March 31, 2009				At March 31, 2009
Red Lake	$149.9	$21.5	$80.8	$21.9	$3,230.2
Porcupine	71.5	15.7	19.6	4.4	471.2
Musselwhite	50.8	6.6	12.7	15.5	360.2
Éléonore gold project	-	-	-	2.9	847.1
San Dimas	30.5	2.6	15.3	3.5	349.6
Los Filos	55.8	11.2	15.9	21.4	943.7
El Sauzal	67.1	26.1	31.6	1.3	276.7
Peñasquito	-	-	-	165.0	10,097.7
Marlin	73.0	17.8	28.9	7.4	863.1
Alumbrera	94.7	18.3	30.1	3.5	788.5
Marigold	17.8	3.0	0.5	1.8	250.2
Wharf	13.7	1.4	1.9	0.3	66.3
Cerro Blanco	-	-	-	3.6	53.6
Pueblo Viejo	-	-	-	95.4	351.2
Terrane	-	-	(1.0)	4.6	196.6
Other (1)	-	2.1	(34.5)	1.9	182.5
Total	$624.8	$126.3	$201.8	$354.4	$19,328.4

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Three months ended March 31, 2008				At March 31, 2008
Red Lake	$120.3	$18.6	$48.5	$30.8	$1,612.8
Porcupine	65.5	10.8	9.3	10.0	560.4
Musselwhite	39.9	5.9	0.5	7.4	350.3
Éléonore gold project	-	-	-	19.7	767.8
San Dimas	28.1	2.5	10.7	7.4	163.2
Los Filos	47.0	10.2	21.4	12.3	1,002.7
El Sauzal	54.3	21.4	23.4	2.3	377.2
Peñasquito	-	-	-	204.3	9,384.2
Marlin	79.6	16.6	41.3	3.6	887.0
Alumbrera	133.0	14.5	68.2	4.5	853.5
Marigold	20.2	2.4	5.3	0.7	238.4
Wharf	11.4	0.9	3.0	0.6	43.8
Pueblo Viejo	-	-	-	10.4	144.1
Silver Wheaton (2)	27.6	2.0	17.4	-	-
Terrane	-	-	(1.7)	3.1	188.4
Other (1)	(0.2)	5.4	(27.9)	2.0	1,294.6
Total	$626.7	$111.2	$219.4	$319.1	$17,868.4

59 | GOLDCORP

Notes to the Consolidated Financial Statements

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(1)	Includes cost of silver sales in San Dimas, corporate activities and the results of San Martin, which commenced reclamation activities in October 2007.

(2)	The Company disposed of its remaining 48% interest in Silver Wheaton on February 14, 2008.

(3)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.

16.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

60 | GOLDCORP

First Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone:                      (604) 696-3000
Fax:                     (604) 696-3001
Website:                   goldcorp.com

TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone:                      (416) 865-0326
Fax:                     (416) 359-9787

RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone:                      (775) 827-4600
Fax:                     (775) 827-5044

MEXICO OFFICE
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone:                      52 (55) 9138-4000
Fax:                     52 (55) 5280-7636

STOCK EXCHANGE LISTING
Toronto Stock Exchange:                                           G
New York Stock Exchange:                                         GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
Email:     inquiries@cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free:                 (800) 567-6223
Email:                      info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

61 | GOLDCORP